Consumer Capital Group, Inc.

136-82 39th Ave, 4th Floor, Unit B

Flushing, New York 11354

June 2, 2016

VIA EDGAR

Mara Ransom, Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Consumer Capital Group, Inc.

Form 10-K for Fiscal Years Ended December 31, 2014 and

December 31, 2015

Filed May 4, 2016

File No. 000-54998

Dear Ms. Ransom:

We are in receipt of your comment letter dated May 18, 2016 regarding the above referenced filing (the “Comment Letter”). Per our attorney’s conversation with Mr. Danilo Castelli dated June 1, 2016, the Staff has granted the Company a 15-day extension to the original due date of the Comment Letter of June 1, 2016. We will provide the response to the Comment prior to extended due date.

Sincerely,

Consumer Capital Group, Inc.

By:	/s/ Jianmin Gao
Name:	Jianming Gao
Title:	President and Chief Executive Officer